August 26, 2010

VIA EDGAR AND BY UPS

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FairPoint Communications, Inc.
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 (as filed on May 28, 2010)
Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2010 (as filed on June 18, 2010)
Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010 (as filed on August 5, 2010)
File No. 001-32408

Ladies and Gentlemen:

On behalf of FairPoint Communications, Inc., a Delaware corporation (the “Company”), we are submitting the attached copy of the Company’s response to the Staff’s comments conveyed in its comment letter, dated August 16, 2010. This letter and the attached response were transmitted for filing with the Commission via EDGAR on the date hereof.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/ Jeffrey J. Pellegrino

Jeffrey J. Pellegrino
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Jonathan Groff
Shirley J. Linn

FAIRPOINT COMMUNICATIONS, INC.

Memorandum of FairPoint Communications, Inc.’s Responses to
Comments of the Staff of the Commission

Conveyed in a Letter Dated August 16, 2010

The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2. Discussion and Analysis of Financial Conditions and Results of Operations, page 55

Comment 1.  We note that the Vermont Public Service Board issued an order June 28, 2010 denying your bankruptcy plan because it was skeptical of the company’s assumptions underlying its projections following bankruptcy.  Tell us what the anticipated ramifications of this denial will be on the company’s financial condition and results of operations.

Response:

As previously disclosed, on June 28, 2010, the Vermont Public Service Board (the “Vermont Board”) failed to provide its approval (the “Regulatory Approval”) of FairPoint Communications, Inc.’s (the “Company”) bankruptcy plan of reorganization (the “Plan”) and rejected the regulatory settlement (the “Regulatory Settlement”) the Company had negotiated with representatives of Vermont regarding modification of the requirements imposed by Vermont’s regulatory authorities in February 2008 (the “Merger Order”) as a condition to their approval of the Company’s merger with Northern New England Spinco Inc., a subsidiary of Verizon Communications Inc (collectively, the “Vermont Board Rejection”).  Specifically, the Vermont regulatory authorities did not believe that the Company had demonstrated the financial capability to meet its obligations under Vermont law and questioned certain assumptions made by the Company with respect to its financial capability after the effectiveness of the Plan. The Company expects to provide supplemental information to the Vermont Board and believes that the Vermont Board will ultimately provide its Regulatory Approval and will approve the Regulatory Settlement in a timely fashion.  If such approvals are received in a timely fashion, the Company believes that the initial Vermont Board Rejection will have no material effect on the Company’s financial condition and results of operations.

Furthermore, even if the Company does not receive the necessary approvals from the Vermont Board in a timely fashion, it intends to request that the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) confirm the Plan or a modified plan of reorganization that addresses Vermont-related issues (a “Modified Plan”) and allow the Company to emerge from its and its subsidiaries’ bankruptcy cases under case No. 09-16335 (BRL) (collectively, the “Chapter 11 Cases”) over any objections the Vermont Board may raise.  If the Bankruptcy Court were to confirm the Plan or a Modified Plan without approvals from the Vermont Board, the Company believes that the initial Vermont Board Rejection would have no material effect on the Company’s financial condition and results of operations.  In addition, if the Bankruptcy Court confirmed the Plan or a Modified Plan, it is possible that the Merger Order would remain in effect without modification, which the Company does not believe would have a material adverse effect on the Company’s financial capabilities upon emergence from the Chapter 11 Cases.

Item 1A. Risk Factors, page 78

Comment 2.  We note your risk factor entitled “We may not be able to obtain confirmation of the Plan”, which indicates that the Consenting Lenders would not be required to support or vote to approve your bankruptcy plan if there are material modifications.  We note, however, that the corresponding disclosure in your Form 10-K does not specify that material modification is a prerequisite condition to the Consenting Lenders right to withdraw their acceptance of the Plan.  Please clarify whether the Consenting Lenders may remove their support for and/or refuse to vote for the bankruptcy plan without a material modification to that plan.

Response: We refer you to the disclosure contained in Exhibit A hereto, which has been revised to clarify that if the plan support agreement the Company entered into with secured lenders (the “Consenting Lenders”) holding more than 50% of the outstanding debt under the Company’s pre-petition credit facility (the “Plan Support Agreement”) were to terminate, the Consenting Lenders’ ability to remove their support for and/or refuse to vote for the Plan would be contingent upon the occurrence of a material modification of the Plan.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit A hereto addresses the issues raised in Comment 2 above, the Company intends to file a Form 10-K/A for the Fiscal Year ended December 31, 2009, which would include the revised disclosure.

Form 10-Q for the Quarterly Period Ended June 30, 2010

and

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 3.  We note that access lines remain the primary source of revenues for the company.  However, we note your statements that you have experienced a decline in access lines due to increased competition.  Please revise to discuss management’s plan for achieving profitability.  Discuss whether broadband service is a key element of management’s plan and how expenses will be significantly reduced.

Response: We refer you to the disclosure contained in Exhibit B hereto, which has been revised to clarify that the Company expects that its revenues from high speed data services will offset a portion of the lost revenues resulting from the decline in voice access lines and that high speed data services are expected to be a key element of the Company’s operations in the future.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit B hereto addresses the issues raised in Comment 3 above, the Company intends to file a Form 10-K/A for the Fiscal Year ended December 31, 2009 and Form 10-Q/A’s for the Quarterly Periods ended March 31, 2010 and June 30, 2010, each of which would include the revised disclosure.

Item 4. Controls and Procedures

Comment 4.  We note your statement that your material weaknesses which were identified in your Form 10-K for the year ended December 31, 2009 remained in existence as of the date of your June 30, 2010 Form 10-Q.  Please reconcile this statement with the statement in your Form 10-K that management believed it had corrected the primary issues that led to the restatement.

Response:  As previously disclosed in “Item 9A. Control and Procedures” in the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, the Company identified a number of deficiencies relating to its information technology general controls and management oversight and review of various accounting activities.  These deficiencies, when aggregated, rose to the level of material weaknesses in the Company’s internal controls.

A subset of these deficiencies triggered the restatement (the “Restatement”) of the Company’s 2009 Interim Condensed Consolidated Financial Statements contained in the amendments to the Company’s Quarterly Reports on Form 10-Q for the Quarterly Periods ended March 31, 2009, June 30, 2009 and September 30, 2009.  Corrective action has been taken to remediate the specific deficiencies which caused the Restatement.  However, other deficiencies remained open as of the filing of the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010, including information technology general controls issues relating to access to our information systems and management oversight and review issues relating to certain period-end accounting activities as identified in the Form 10-K for the Fiscal Year ended December 31, 2009 and the Quarterly Reports on Form 10-Q for the Quarterly Periods ended March 31, 2010 and June 30, 2010.  Management continues to work to enhance the controls in both of these areas.

In order to clarify that certain of the issues that led to the material weaknesses identified in “Item 9A. Control and Procedures” in the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 remained open at the time of the filing of the report, we refer you to the revised disclosure contained in Exhibit C hereto.  Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit C hereto addresses the issues raised in Comment 4 above, the Company intends to file a Form 10-K/A for the Fiscal Year ended December 31, 2009, which would include the revised disclosure.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 2

The Plan, page 5

Comment 5.  We note that holders of unsecured claims will receive pro rata distributions of new common stock, proceeds from a litigation trust and warrants in satisfaction of their claims.  Make clear whether this group includes the common stockholders of the company and the likelihood that existing stockholders will receive significantly less value than their current holdings in the company.

Response: We refer you to the disclosure contained in Exhibit D hereto, which has been revised to clarify that the Company’s existing stockholders are not included in the class of “FairPoint Communications Unsecured Claims” and that pursuant to the Plan such stockholders’ securities will be cancelled and extinguished on the effective date of the Plan (the “Effective Date”) and in return such stockholders will not receive any payment or other consideration.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit D hereto addresses the issues raised in Comment 5 above, the Company intends to file a Form 10-K/A for the Fiscal Year ended December 31, 2009, which would include the revised disclosure.

Item 1A. Risk Factors, page 39

Risks Related to the Chapter 11 Cases, page 39

Comment 6.  We note the last two sentences of this risk factor.  In light of the importance of this to your common stockholders, put these statements in bold-faced type at the forefront of your discussion of the bankruptcy plan.

Response: The disclosure referred to in Staff comment 6 above has been added in bold-faced type at the forefront of the discussion of the Plan, which disclosure is contained in Exhibit D hereto.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit D hereto addresses the issue raised in Comment 6 above, the Company intends to file a Form 10-K/A for the Fiscal Year ended December 31, 2009, which would include the revised disclosure.

Item 5. Market for Registrant’s Common Equity..., page 54

Unregistered Sales of Equity Securities, page 56

Comment 7.  Clarify whether the options and restricted stock awarded to Mr. Hauser on July 1, 2009 will be cancelled in bankruptcy.

Response:  We refer you to the disclosure contained in Exhibit E hereto, which has been revised to clarify that the options and restricted stock awarded to Mr. Hauser on July 1, 2009 will be cancelled and extinguished on the Effective Date pursuant to the Plan.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit E hereto addresses the issue raised in Comment 7 above, the Company intends to file a Form 10-K/A for the Fiscal Year ended December 31, 2009, which would include the revised disclosure.

Item 7. Management’s Discussion and Analysis..., page 59

Comment 8.  Recent news articles indicate that you will be incurring substantial new costs related to property taxes on telephone poles that you had been exempt from paying.  Please disclose these costs to the extent that they represent a material operating expense, a significant economic change under S-K Item 303(a)(3)(i) or constitute a known trend or uncertainty under S-K Item 303(a)(3)(ii).

Response: We refer you to the disclosure contained in Exhibit F hereto, which includes disclosure relating to the repeal of the Company’s property tax exemption described in Comment 5 above.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit F hereto addresses the issue raised in Comment 8 above, the Company intends to file a Form 10-Q/A for the Quarterly Period ended June 30, 2010, which would include the revised disclosure.

Item 10. Directors. Executive Officers and Corporate Governance, page 157

Comment 9.  We note your disclosure of biographical information for proposed new board members via web site link.  Revise to include this information in your filing.  In addition, expand to include all the information required by Item 401(a) and (e) of Regulation S-K (the respective ages and qualifications) of all the directors nominated to become directors.

Response: We refer you to the disclosure contained in Exhibit G hereto, which has been revised to include the biographical information required by Items 401(a) and (e) of Regulation S-K for each nominee to the reorganized Company’s board of directors (the “New Board”).  Please note that we have only provided a response to the provision in Item 401(e) of Regulation S-K that requires the Company to “briefly discuss the specific experience, qualifications, attributes or skills” of each director nominee that led to the conclusion that each such director nominee should serve as a director on the New Board for David Hauser, because five of the New Board nominees were selected by the steering committee of the Company’s pre-petition secured lenders (the “Steering Committee”) and the remaining New Board nominee was selected by the steering committee of the ad hoc committee of the holders of the Company’s 13-1/8% senior notes due April 1, 2018 and 13-1/8% senior notes due April 2, 2018, in each case pursuant to the Plan.  Accordingly, the Company and its current board have not evaluated the experience, qualifications, attributes or skills of the New Board nominees other than David Hauser.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit G hereto addresses the issues raised in Comment 9 above, the Company intends to file a Form 10-K/A for the Fiscal Year ended December 31, 2009, which would include the revised disclosure.

Item 11. Executive Compensation, page 162

General Principals and Procedures, page 162

Comment 10.  We note that you consider compensation packages afforded to comparable company executives in setting your own executive compensation levels.  In your response letter, please indicate whether you benchmark — use compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision.  If you do benchmark, identify all of the peer companies that arc considered for purposes of this benchmarking exercise.  For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: When determining 2009 compensation levels for the Company’s named executive officers, the Company’s Compensation Committee (the “Compensation Committee”) considered market data that its independent consultant, Findley Davies, drew from the Mercer 2008 Telecommunications Survey of 82 national market companies. When determining compensation for the Company’s Chief Executive Officer, the Compensation Committee considered (benchmarked) the compensation of Mr. Hauser against (i) the same Mercer survey data, (ii) subsets of the Mercer survey group that were determined (but not individually identified for the Compensation Committee) based on having annual revenue comparable to that of the Company and (iii) specific proxy information for the following six companies that Findley Davies and the Company identified as being direct peers of the Company: Alaska Communications, CenturyTel, Embarq, Frontier Communications, Qwest and Windstream.

Executive Compensation Decisions for 2009, page 166

Comment 11.  We note that all common stock will be extinguished as part of your bankruptcy plan.  Clarify whether any long term incentive plan awards in 2009 (page 171) will also be cancelled as part of the bankruptcy plan.

Response: We refer you to the disclosure contained in Exhibit H hereto, which has been revised to clarify that all awards granted under the FairPoint Communications, Inc. 2008 Long Term Incentive Plan during 2009 will also be cancelled and extinguished on the Effective Date in connection with the Plan.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit H hereto addresses the issue raised in Comment 11 above, the Company intends to file a Form 10-K/A for the Fiscal Year ended December 31, 2009, which would include the revised disclosure.

Comment 12.  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  In accordance with Item 402(s) of Regulation S-K, the Company assessed its compensation programs and concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. As was the case in prior years, in 2009, compensation of executive officers was comprised of (i) salary, (ii) performance based cash bonuses, which, among other things, were tied to financial and business-related performance measures, including the reduction of the Company’s indebtedness, and (iii) a mix of short term and long term performance based equity awards, which were tied to total shareholder return and other financial metrics selected by the Company’s compensation committee to advance company wide goals.  The Company does not believe that the incentive compensation arrangements in its historical program encouraged risk-taking beyond its ability to monitor and manage risks.

*              *              *

Acknowledgement

At the request of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2010 and Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010 (collectively, the “Filings”);

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit A — Response to Comment 2

The following disclosure, which was originally included on page 41 of the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, has been revised as indicated in the Company’s response to Comment 2:

We may not be able to obtain confirmation of the Plan.

Even though the requisite majorities of impaired creditors have voted to accept the Plan, it is possible that the Bankruptcy Court will not confirm the Plan or that other conditions, including, without limitation, approval by certain regulatory authorities, will not be met. Furthermore, the Plan contemplates numerous operating assumptions, including, without limitation, certain concessions by state public utility commissions, which may not be obtained.

Pursuant to the Plan Support Agreement, we committed to the achievement of certain milestones, including obtaining an order by the Bankruptcy Court confirming a Chapter 11 plan of reorganization reflecting the proposed financial restructuring described in the Plan Term Sheet on or before 5:00 P.M. Eastern Time on July 8, 2010. Our failure to achieve these milestones by the dates required under the Plan Support Agreement would (unless duly waived or extended) constitute a termination event under the Plan Support Agreement, pursuant to which the Consenting Lenders agreed to support such a plan. If the Plan Support Agreement terminates, even though the requisite majorities of impaired creditors, including the Consenting Lenders, have voted to accept the Plan, if and to the extent there are any material modifications to the Plan affecting the treatment of the impaired creditors under the Plan, the Consenting Lenders would not be required to support or vote to approve the Plan as so modified.

If the Plan is not confirmed by the Bankruptcy Court and certain other conditions precedent to the Plan are not met and/or waived, it is unclear whether we would be able to reorganize our business and what, if anything, holders of claims against us would ultimately receive with respect to their claims.

Exhibit B — Response to Comment 3

The following disclosure, which was originally included on page 59 of the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 and pages 53 and 55 of the Company’s Quarterly Reports on Form 10-Q for the Quarterly Periods ended March 31, 2010 and June 30, 2010, respectively, has been revised as indicated in the Company’s response to Comment 3:

As our primary source of revenues, access lines are an important element of our business. Over the past several years, communications companies, including FairPoint, have experienced a decline in access lines due to increased competition, including competition from wireless carriers and cable television operators, the introduction of DSL services (resulting in customers substituting DSL for a second line) and challenging economic conditions. In addition, while we were operating under the Transition Services Agreement, we had limited ability to change current product offerings. Upon completion of the Cutover from the Verizon systems to the new FairPoint systems, we expected to be able to modify bundles and prices to be more competitive in the marketplace. However, due to certain systems functionality issues (as described herein), we had limited ability during 2009 to make changes to our product offerings. In late June 2009, we began actively marketing and promoting our DSL product for the first time since the Cutover.  While voice access lines are expected to continue to decline, we expect to offset a portion of this lost revenue with growth in high speed data revenue as we continue to build-out our network to provide high speed data products to customers who did not previously have access to such products and to offer more competitive services to existing customers.  Overall, high speed data services are expected to be a key element of our operations in the future.  We also expect to implement cost reductions as we gain efficiencies in our business over time.

Exhibit C — Response to Comment 4

The following disclosure, which was originally included on pages 155-156 of the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, has been revised as indicated in the Company’s response to Comment 4:

(a) Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act). As a result of the Restatement described in “Part I—Business—Restatement”, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures were not effective as of December 31, 2009 because of the material weaknesses described below.

(b) Material Weaknesses in Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the reporting company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based upon criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2009 because the following material weaknesses in internal control over financial reporting existed during 2009:

1.               Our information technology controls were not adequate. Adequate testing was not performed to ensure that certain revenue transactions were properly accounted for and transferred from our billing system to our general ledger. Also, access to our information systems was not appropriately restricted.

2.               Our management oversight and review procedures designed to monitor the accuracy of period-end accounting activities were ineffective. Specifically, our account reconciliation processes were not adequate to properly identify and resolve discrepancies between our billing system and our general ledger in a timely manner. In addition, control weaknesses existed relating to revenue, operating expenses, accounts receivable, fixed assets and income taxes.

Effective in February 2010, our management believes that it has corrected the primary issues that led to the Restatement. Specifically, we have:

1.               Corrected the billing system settings so that they properly transfer the identified transactions to the general ledger; and

2.               Enhanced our account reconciliation and review procedures to detect this type of error on a timely basis in the future.

However, certain of the issues that led to the identified material weaknesses remain open at this time.  We believe the measures described above and other planned process improvements will adequately remediate the material weaknesses described above and will strengthen our internal controls over financial reporting. We are committed to continuing to improve our internal control processes and will continue to review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may identify additional measures to address these material weaknesses or determine to modify certain of the remediation procedures described above. Our management, with the oversight of the audit committee of our board of directors, will continue to assess and take steps to enhance the overall design and capability of our control environment in the future.

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm.

(c) Changes in Internal Control Over Financial Reporting

In connection with the Merger, we continue to significantly expand our internal control over financial reporting in order to encompass the new internal control structure associated with our Northern New England operations. Accordingly, we continue to develop a significant number of new processes, systems and related controls governing various aspects of our financial reporting process, particularly relating to our Northern New England operations and the consolidation of our Northern New England operations with Legacy FairPoint’s operations. The processes we have developed include, but are not limited to, information technology, order provisioning, customer billing, payment processing, credit and collections, inventory management, accounts payable, payroll, human resource administration, tax, general ledger accounting and external reporting.

With the exception of the foregoing, there have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We do note however that subsequent to the year ended December 31, 2009, we implemented the remediation described above to address the material weaknesses in our internal control over financial reporting.

Exhibit D — Response to Comments 5 and 6

The following disclosure, which was originally included on pages 5-7 of the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, has been revised as indicated in the Company’s response to Comments 5 and 6:

The Plan

The Plan contemplates the reorganization of the Company and the discharge of all outstanding claims against and interests in the Company.

Following the Petition Date, an ad hoc committee of the holders of the Notes raised certain concerns regarding the proposed treatment of holders of unsecured claims against FairPoint Communications (“FairPoint Communications Unsecured Claims”), which class of claimants does not include the Company’s stockholders, under the Plan Term Sheet. In an effort to resolve these concerns, and after extensive negotiations, certain changes were made to the terms of the proposed financial restructuring contained in the Plan Term Sheet, as evidenced in the Plan.

In addition, the Plan is the result of extensive negotiations among the Company, the Steering Committee, certain unions and certain representatives of regulatory authorities in Maine, New Hampshire and Vermont. The Plan incorporates and implements various settlements reached with these parties, but is subject to the approval of the applicable state commissions or boards with respect to certain actions resulting from the Plan.

On February 8, 2010, the Company filed an initial version of the Plan, together with an accompanying Disclosure Statement, with the Bankruptcy Court. On February 11, 2010, the Company filed an amended version of the Plan together with an accompanying amended Disclosure Statement. On March 10, 2010, the Company filed the Plan and the accompanying amended Disclosure Statement. On March 11, 2010, the Bankruptcy Court approved the adequacy of the Disclosure Statement, the solicitation and notice procedures with respect to confirmation of the Plan and the form of various ballots and notices in connection therewith. On April 23, 2010, the Company filed a supplement to the Plan (as modified, supplemented or amended, the “Plan Supplement”). The voting deadline with respect to the Plan occurred on April 28, 2010. The vote tabulation has concluded and the Company has obtained the approval of the classes of creditors entitled to vote to accept or reject the Plan. On May 7, 2010, the Company filed a supplement to the Plan Supplement and on May 11, 2010, the Company filed a modified version of the Plan.

The Plan will become effective only if it is confirmed by the Bankruptcy Court and upon the fulfillment of certain other conditions contained in the Plan. These conditions precedent include, but are not limited to, the following:

•                  the Bankruptcy Court shall have entered the confirmation order and such confirmation order shall have become a final order;

•                  the treatment of certain intercompany claims and the assumption of certain operating post-reorganization contracts shall be reasonably acceptable to the Steering Committee;

•                  the conditions precedent to the Exit Facility (as defined herein) shall have been satisfied and/or waived;

•                  the Company shall have obtained certain regulatory approvals, including approvals from the FCC and the PUCs in Maine, New Hampshire, Vermont and Illinois; and

•                  certain agreements with labor unions agreed to with respect to the Plan shall have been ratified by the applicable union membership, which ratification has already occurred.

The conditions precedent to the Plan may be waived by the Company, except with respect to certain conditions, which waiver requires the consent of the Steering Committee. The Company cannot make any assurances as to when, or ultimately if, the Plan will become effective.

The confirmation hearing to determine whether to confirm the Plan in the Bankruptcy Court commenced on May 11, 2010. The Bankruptcy Court continued the hearing to July 2010, pending approvals of the PUCs in Maine, New Hampshire and Vermont and the resolution of any dispute with respect to the litigation trust contemplated by the Plan.

The summary of the provisions of the Plan and our related capital structure contained herein highlights certain substantive provisions of the Plan and our resulting capital structure and is not a complete description of the Plan or its provisions or our proposed post-petition capital structure. The summary is qualified in its entirety by reference to the full text of the Plan, which is available at www.fprestructuring.com under the “Court Filings” link. The Plan and the information on, or accessible through this website, are not part of or incorporated by reference herein.

General

Pursuant to the Plan, all outstanding equity interests of the Company, including but not limited to all outstanding shares of common stock, options and contractual or other rights to acquire any equity interests, will be cancelled and extinguished on the actual date of emergence from Chapter 11 protection (the “Effective Date”), which is expected to cause an equity investment in the Company to become worthless.

In light of the foregoing, trading in our securities during the Chapter 11 Cases is highly speculative and poses substantial risks. Holders of our securities may have their securities cancelled and in return receive no payment or other consideration, or a payment or other consideration that is less than the par value or the purchase price of such securities.

Under the Plan, claims of (i) the lenders under the Pre-petition Credit Facility, (ii) the Administrative Agent (as defined herein) under the Pre-petition Credit Facility and (iii) any other claims against the Company arising under the Pre-petition Credit Facility (collectively, “Pre-petition Credit Agreement Claims”) will receive the following in full and complete satisfaction of such Pre-petition Credit Agreement Claims: (i) a pro rata share of the Exit Term Loan (as defined below), (ii) a pro rata share of certain cash payments, (iii) a pro rata share of 47,241,436 shares of the reorganized Company’s new common stock, par value $0.01 per share (the “New Common Stock”) and (iv) a pro rata share of a 55% interest in a litigation trust.

In addition, claims of holders of FairPoint Communications Unsecured Claims will receive the following in full and complete satisfaction of such FairPoint Communications Unsecured Claims: (i) a pro rata share of 4,203,352 shares of New Common Stock, (ii) a pro rata share of a 45% interest in a litigation trust and (iii) a pro rata share of warrants to purchase up to 7,164,804 shares of New Common Stock (the “New Warrants”), the terms of which are more fully described in the form of

Warrant Agreement which is attached to the Plan Supplement, which is available at www.fprestructuring.com under the “Court Filings” link.

Finally, claims of holders of unsecured claims against FairPoint Communications’ subsidiaries, unless otherwise agreed, will receive payment in full in cash in the amount of their allowed claim.

The classification and treatment of all claims and equity interests in the Company are described in Sections IV and V of the Plan.

Exhibit E — Response to Comment 7

The following disclosure, which was originally included on page 56 of the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, has been revised as indicated in the Company’s response to Comment 7:

Unregistered Sales of Equity Securities

On July 1, 2009, we awarded David L. Hauser, our Chairman and Chief Executive Officer, options to purchase 1,600,000 shares of our common stock (the “Inducement Options”) and 523,810 restricted shares of our common stock (the “Inducement Restricted Stock” and, together with the Inducement Options, the “Inducement Awards”), pursuant to an employment agreement we entered into with Mr. Hauser on June 11, 2009. The Inducement Options were granted at an exercise price of $0.95 and will vest in three annual installments, beginning on July 1, 2010. The shares of Inducement Restricted Stock will vest on July 1, 2012. The vesting of the Inducement Options and the Inducement Restricted Stock is contingent upon Mr. Hauser’s continued employment with us.  Pursuant to the Plan, all equity interests of the Company, including the Inducement Awards, will be cancelled and extinguished on the Effective Date.

We did not receive any proceeds in connection with the issuance of the Inducement Options and the Inducement Restricted Stock to Mr. Hauser. The Inducement Options and the Inducement Restricted Stock were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act.

Exhibit F — Response to Comment 8

The following disclosure, which was originally included on page 59 of the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010, has been revised as indicated in the Company’s response to Comment 8:

Operating Expenses

Our operating expenses consist of cost of services and sales, selling, general and administrative expenses, and depreciation and amortization.

•                  Cost of Services and Sales.  Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, contracted services, network access and transport costs, customer provisioning costs, computer systems support and cost of products sold. Aggregate customer care costs, which include billing and service provisioning, are allocated between cost of services and sales and selling, general and administrative expense.

•                  Selling, General and Administrative Expense.  Selling, general and administrative expense includes salaries and wages and benefits, including pension and post-retirement medical benefits, not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space. Also included in selling, general and administrative expenses are non-cash expenses related to stock based compensation. Stock based compensation consists of compensation charges incurred in connection with the employee stock options, stock units and non-vested stock granted to executive officers and directors.

•                  Depreciation and amortization.  Depreciation and amortization includes depreciation of our communications network and equipment and amortization of intangible assets.

Through January 30, 2009, we operated under the Transition Services Agreement, under which we incurred $15.9 million of expenses during the six months ended June 30, 2009. As of January 30, 2009, we began performing these services internally or obtaining them from third-party service providers and not from Verizon.

In New Hampshire, all structures, poles, towers and conduits employed in the transmission of telecommunication, cable or commercial mobile radio services are taxed as real estate in the town in which such property or any part of such property is situated. Prior to July 1, 2010, the Company had an exemption from the payment of this tax.  However, that exemption has been repealed effective as of July 1, 2010.  The tax is calculated based upon the valuation of such property as real estate on a municipality-by-municipality basis.  As the Company has been exempt from this tax in the past, we have not yet determined our exposure to such taxes.  Therefore, we cannot provide an estimate of the financial impact relating to the repeal of this exemption at this time.  If the impact is determined to be material, we will disclose the estimated impact in our future filings.

Exhibit G — Response to Comment 9

The following disclosure, which was originally included on page 157 of the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, has been revised as indicated in the Company’s response to Comment 9:

Our board of directors currently consists of six directors. Two of our directors, David L. Hauser and Claude C. Lilly, were appointed as directors in connection with our initial public offering. Robert S. Lilien was appointed as a director by our board of directors in December 2005 to fill a vacancy which had existed on our board of directors since our initial public offering. Pursuant to the Merger, Verizon was entitled to designate four individuals to serve on our board of directors. Jane E. Newman was designated by Verizon and appointed as a director by our board of directors in August 2007, filling a vacancy which had existed on our board of directors since the resignation of two directors in January 2007. Effective March 31, 2008, our board of directors was increased from seven to nine members. Thomas F. Gilbane, Jr., Robert A. Kennedy and Michael R. Tuttle were designated by Verizon and appointed as directors by our board of directors effective as of March 31, 2008, filling a vacancy which had existed on our board of directors since the resignation of two directors in January 2007 and filling the two new positions created upon the increase of the size of our board of directors. Verizon has no further rights to designate individuals to serve on our board of directors. Three of our directors resigned during 2009: (i) Eugene B. Johnson resigned from our board of directors effective concurrently with his resignation as our Chief Executive Officer on June 30, 2009; (ii) Patricia Garrison-Corbin resigned from our board of directors effective August 17, 2009; and (iii) Robert A. Kennedy resigned from our board of directors effective September 28, 2009.

Our directors are divided into three classes having staggered three-year terms, so that the term of one class expires at each annual meeting of stockholders. The classes are currently comprised as follows:

•                  Class II directors.  David L. Hauser, Jane E. Newman and Michael R. Tuttle are class II directors whose terms will expire at the annual meeting of stockholders to be held in 2010;

•                  Class III directors.  Claude C. Lilly, Robert S. Lilien and Thomas F. Gilbane, Jr. are class III directors whose terms will expire at the annual meeting of stockholders to be held in 2011; and

•                  Class I directors.  We currently have no class I directors whose terms are expiring at the annual meeting of stockholders to be held in 2012.

We do not intend to hold an annual meeting of stockholders during 2010. As of the Effective Date, the reorganized Company is expected to have a newly appointed seven person board of directors, five of whom have been selected by the Steering Committee and one of whom has been selected by the steering committee of the ad hoc committee of the holders of the Notes, in each case pursuant to the Plan. The following sets forth selected biographical information for our new director nominees:

Todd Arden — Mr. Arden, age 43, is a nominee to serve on the New Board.  He joined Angelo, Gordon in 2000, and currently is a Managing Director in its distressed securities group.  Prior to joining Angelo, Gordon, Mr. Arden served as a Portfolio Manager/Analyst within

AIG/SunAmerica’s High Yield Group from 1998 to 2000.  Previously, he was a Senior Equity Analyst at Troubh Partners from 1995 to 1997.  Mr. Arden began his career as a Manager in Arthur Andersen’s Financial Consulting Services practice from 1989 to 1995, concentrating in the distressed/litigation support area. He is a Chartered Financial Analyst and holds a B.A. from Northwestern University and an MBA from the Columbia University School of Business.

Dr. Dennis J Austin — Dr. Austin, age 65, is a nominee to serve on the New Board and has served as an independent telecommunications consultant since 2002.  Dr. Austin previously served as a consultant at Bearing Point, formerly KPMG Consulting and formerly KPMG LLP, from 1995 to 2002, and as Vice President at San Francisco Consulting Group (“SFCG”) from 1985 to 1995. Prior to joining SFCG, Dr. Austin was Vice President of Engineering with DataSpeed Inc. from 1983 to 1985 and Director of Switch Engineering, Network Planning and Design at GTE Sprint from 1977 to 1983. Prior to joining GTE Sprint, Dr. Austin served as a member of the technical staff with Bell Telephone Labs from 1966 to 1977.  Dr. Austin holds a Ph.D in Electrical Engineering from Stanford University.

David L. Hauser — Mr. Hauser, age 58, is a nominee to serve on the New Board and has served as FairPoint Communications’ Chairman and Chief Executive Officer since July 1, 2009.  Prior to assuming this role, Mr. Hauser had served as a director of FairPoint Communications since February 2005.  Prior to becoming FairPoint Communications’ Chairman and Chief Executive Officer, Mr. Hauser served as the Group Executive and Chief Financial Officer of Duke Energy Corporation, where he was employed for 35 years.  Mr. Hauser is on the board of directors of Furman University and of Charlotte, North Carolina’s Blumenthal Center for the Performing Arts, the board of trustees of University of North Carolina at Charlotte and is past chair of the University of North Carolina at Charlotte Business School Advisory Council.  He is also a past board member of the North Carolina Zoological Society and is a member of the North Carolina Association of Certified Public Accountants.  Mr. Hauser also serves as a director of Enpro Industries, Inc.  Mr. Hauser’s experience and background as the Company’s Chief Executive Officer has provided him with valuable knowledge of and experience with the Company’s business, which we believe positions him to contribute to the New Board’s oversight functions.

Edward D. Horowitz — Mr. Horowitz, age 61, is a nominee to serve on the New Board and currently serves as the Chairman of Edslink, LLC, which he founded in 2000.  Mr. Horowitz also served as the President and Chief Executive Officer, SES—Americom and as a member of the SES—Global Executive Committee of SES Luxembourg from 2005 to 2008, and was employed at Citigroup from 1997 to 2000, where he was the founder and Chairman of e-Citi and served as an Executive Vice President.  Mr. Horowitz serves as a director of On Line Resources, the New York March of Dimes and the Kenan Institute of Ethics at Duke University and is a trustee of the New York Hall of Science.  He received a B.S. in physics from the City College of New York and an MBA from the Columbia University School of Business.

Michael J. Mahoney — Mr. Mahoney, age 59, is a nominee to serve on the New Board.  Mr. Mahoney previously served as President and Chief Executive Officer of Commonwealth Telephone Enterprises (“Commonwealth Telephone”) from 2000 to 2007.  Prior to joining Commonwealth Telephone, Mr. Mahoney served as President and Chief Operating Officer of RCN Corporation from 1997 to 2000 and as President and Chief Operating Officer of C-TEC Corporation from 1993 to 1997.  Mr. Mahoney currently serves as a director of Level 3 Communications and as a trustee of Wilkes University.  He received a B.S. in accounting from Villanova University.

Paul H. Sunu — Mr. Sunu, age 54, is a nominee to serve on the New Board and has served as Chief Financial Officer of Hargray Communications Group since 2008.  Mr. Sunu previously served as Chief Financial Officer of Hawaiian Telcom from 2007 to 2008 and as Managing Director and Chief Financial Officer of Madison River Communications from 1996 to 2007.  He currently serves as a director of Integra Telecom and is a former board member of Centennial Communications.  Mr. Sunu also served as an Adjunct Professor of Business at Elon University in 2007.  He received a B.A. in public administration from the University of Illinois and a J.D. from the University of Illinois College of Law.

Wayne Wilson — Mr. Wilson, age 61, is a nominee to serve on the New Board an is a New Hampshire resident.  Mr. Wilson has been an independent business advisor since 2002.  From 1995 to 2002, Mr. Wilson served in various roles as President, Chief Operating Officer and Chief Financial Officer of PC Connection, Inc., a Fortune 1000 direct marketer of information technology products and services.  From 1986 to 1995, Mr. Wilson was a partner in the assurance and advisory services practice of Deloitte & Touche LLP.  Mr. Wilson currently serves as a director of ARIAD Pharmaceuticals, Inc., Edgewater Technology, Inc. and Hologic, Inc. He previously served as a director of Cytyc Corporation.  Mr. Wilson received an A.B. in political science from Duke University, and an MBA from the University of North Carolina at Chapel Hill. He is a certified public accountant in New Hampshire and North Carolina.

In accordance with the Amended By-Laws, the initial members of the New Board are expected to hold office until the first annual meeting of stockholders which will be held following the one year anniversary of the Effective Date. Thereafter, members of the board of directors of the Company are expected to have one year terms, so that their terms will expire at each annual meeting of stockholders.

Exhibit H — Response to Comment 11

The following disclosure, which was originally included on page 171 of the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, has been revised as indicated in the Company’s response to Comment 11:

2009 Long Term Incentive Plan Awards

The Company adopted the FairPoint Communications, Inc. 2008 Long Term Incentive Plan (the “Long Term Plan”) to permit the award of long term, equity based awards to key employees. The stockholders approved the Long Term Plan at the 2008 annual stockholders meeting. We believe the Long Term Plan supports our pursuit of long term creation of stockholder value and helps us motivate and retain a high quality executive team.  Pursuant to the Plan, all awards granted under the Long Term Plan, including awards granted during 2009, will be cancelled and extinguished on the Effective Date.